Filed Pursuant To Rule 433

Registration No. 333-180974

May 9, 2014

Structure Matters Series: George Milling-Stanley – how the trust structure works for GLD

By Dan Weiskopf

Posted on http://accessetfsolutions.com/newsroom

April 29, 2014

Today, as part of our series about how “Structure Matters” we are pleased to be joined by George Milling-Stanley: Before establishing his own consulting business Mr. Milling-Stanley served as Managing Director of Government Affairs at the World Gold Council, where he was responsible for all programs involving central banks, governments, and regulatory authorities. He was a key member of the small team that pioneered and launched SPDR Gold SharesSM which included the development of the creation and redemption structures that allow gold-backed Exchange Traded Funds to function.

Weiskopf: What is the investor in GLD actually buying? Does the investor own gold?

George Milling-Stanley: When you buy GLD shares, you are buying an ownership interest in a trust, and the sole asset of that trust is physical allocated gold bullion bars. The individual investor does not own the gold that backs the trust, any more than an investor in GM owns a car or an investor in Apple owns an IPhone. What the investor in GLD owns is an asset that tracks movements in the gold price, minus the very small costs of administering the trust. For many investors, buying GLD shares is the most cost-effective method of gaining exposure to the gold price.

Weiskopf: Talk to me about the custody arrangements for the underlying gold. How does the gold that backs GLD get into the vault?

George Milling-Stanley:: When one of the Authorized Participants (AP), the broker-dealers that make a market in GLD shares, receives an order to buy GLD on behalf of a customer, he will typically buy the relevant GLD shares on the New York Stock Exchange and fill the customer’s order. If the AP needs to create new GLD shares, he buys an equivalent quantity of gold bullion, arranges to take delivery of that gold at the HSBC vault in London, and transfers ownership of the gold to the GLD Trust. The GLD Custodian deposits the new gold into the Trust’s allocated account, and the GLD Trustee instructs Depository Trust Company to create the appropriate number of new GLD shares and issue them to the AP. No cash changes hands, apart from the small creation fee the AP has to submit with his order. None of the organizations responsible for administering the GLD Trust has to buy gold at any time, and the gold backing GLD shares is not subject to any derivative transactions, nor is it encumbered in any way. GLD’s gold is held in an allocated account and it is not lent out or placed on deposit at any time. In fact, because it is held in an allocated account, the gold backing GLD does not appear on the books of the Custodian at all – it is at all times the unencumbered property of the GLD Trust.

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Weiskopf: Why did the sponsors of GLD choose the structure of a 1933 Act grantor trust, rather than a 1940 Act investment fund?

George Milling-Stanley: That decision was dictated by the laws governing investment funds in the US. To qualify as an investment fund under the 1940 Act, which governs for example mutual funds, a fund has to demonstrate a degree of diversity in the assets it invests in. The GLD Trust invests in only one thing - gold bars, and so it would not qualify under the 1940 Act.

Weiskopf: Talk to me about the custody arrangements for the underlying gold. How does the gold that backs GLD get into the vault?

George Milling-Stanley: When one of the Authorized Participants (AP), the broker-dealers that make a market in GLD shares, receives an order to buy GLD on behalf of a customer, he will typically buy the relevant GLD shares on the New York Stock Exchange and fill the customer’s order. If the AP needs create units, he buys an equivalent quantity of gold bullion, arranges to take delivery of that gold at the HSBC vault in London, and transfers ownership of the gold to the GLD Trust. The GLD Custodian deposits the new gold into the Trust’s allocated account, and the GLD Trustee instructs Depository Trust Company to create the appropriate number of new GLD shares and issue them to the AP. No cash changes hands, apart from the small creation fee the AP has to submit with his order. None of the organizations responsible for administering the GLD Trust has to buy gold at any time, and the gold backing GLD shares is not subject to any derivative transactions, nor is it encumbered in any way. GLD’s gold is held in an allocated account and it is not lent out or placed on deposit at any time. In fact, because it is held in an allocated account, the gold backing GLD does not appear on the books of the Custodian at all – it is at all times the unencumbered property of the GLD Trust.

Weiskopf: How about redemptions? How does that work?

George Milling-Stanley: The process is exactly the same for redemptions, but in reverse. When an Authorized Participant receives an order to sell GLD on behalf of a customer, he will typically make the shares available for sale on the NYSE. If the AP feels the order might risk overwhelming the available demand for GLD, he transfers ownership of the shares via DTC to the GLD Trustee. The Trustee then instructs DTC to cancel the shares, and also authorizes the Custodian to release the equivalent quantity of gold into the account of the AP. Then it is up to the AP to decide what to do with his gold, either to keep it in his account with HSBC, or to sell it in the over-the-counter gold market.

Weiskopf: Why did you choose London as the location for storage of the gold?

George Milling-Stanley: As a legacy of the days when London was the undisputed center of the global gold trade, banks and dealers in the city have built up a considerable expertise in the settlement of transactions in gold, and a large network of vaults in which to store gold and other precious metals. London is also the principal storage location for the custody of London Good Delivery bars, the basic unit of exchange in the global over-the-counter gold market. Transactions may be initiated in many different trading centers around the world, but settlement of the gold element of a transaction is typically executed between vaults in London, with the dollars involved being settled by transfers between banks located in New York.

Weiskopf: Why did you choose London Good Delivery bars as the unit?

George Milling-Stanley: Liquidity was the number one consideration. The London Good Delivery bar is widely recognized as the basis for all transactions in the global over-the-counter gold market, which is by far the most liquid gold market in the world. Prices are calculated on the basis of a bar of 995 parts per thousand purity, weighing between 350 and 430 fine troy ounces, which must also meet certain criteria governing its shape and appearance. These criteria are laid down by the London Bullion Market Association, which acts as the interface between participants in the wholesale gold market and the regulators.

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Weiskopf: Why did you choose the London afternoon gold fix as the reference point for setting daily net asset value?

George Milling-Stanley: Liquidity was the main consideration here, too. The afternoon fixing takes place at 3:00 PM London time, which is 10:00 AM in New York. The financial markets, including gold, are open for business in both these cities at the same time, together with other cities in Europe, and this is typically the time of greatest liquidity in the gold market. There are very good reasons why the London afternoon fix is widely recognized all over the world as the principal benchmark price for gold, the international reference point. The price that is set in the course of the London fixing reflects all known orders to buy or sell gold at that time, and large quantities of gold change hands at that price.

Weiskopf: How did you select one-tenth of an ounce of gold as the size of the initial GLD unit?

George Milling-Stanley: When GLD came to market on the New York Stock Exchange in November 2004, the price of 1 ounce of gold was $442.00. We considered a variety of prices for the ETF, but in the end decided to opt for a combination of simplicity (one-tenth of an ounce) and affordability ($44.20).

Weiskopf: What is the role of the Authorized Participants in GLD? Does it differ from APs in other ETFs?

George Milling-Stanley: As with all ETFs, the Authorized Participants are responsible for placing orders for the creation of shares in the GLD ETF, and for supplying the underlying gold to the Custodian. APs are also responsible for receiving the underlying gold when they place an order for the redemption of GLD shares. APs will typically operate as market makers in the ETF shares. In order to qualify as an Authorized Participant in GLD, a broker-dealer must maintain an account with DTC so that it is in a position to handle transactions in the shares, and also an unallocated gold account with HSBC Bank in London so that it can handle the gold transactions associated with the creation and redemption of shares in the GLD ETF.

Weiskopf: Who pays the expenses of the GLD Trust?

George Milling-Stanley: The Trust accrues its expenses every day, to ensure that every investor pays his fair share. Once a month, the Trustee sells a tiny quantity of the gold backing GLD in order to meet these expenses. That is why you will see minute changes in the quantity of gold backing GLD shares each month. GLD has been in existence now for almost 10 years. When the product was launched, every GLD share was backed by one-tenth of an ounce of gold. Expenses have accumulated at 40 basis points per year of average daily net asset value, so you would expect the current price of one GLD share to be about 4 per cent lower than the price of one-tenth of an ounce of gold – and that is right where GLD currently trades.

Weiskopf: How did you decide on 40 basis points per year of average daily net asset value as the expense ratio for GLD?

George Milling-Stanley: The sponsor, World Gold Trust Services, looked at two things. The first was the cost investors would typically pay for storing gold in an allocated account with a first-rate bullion depository such as HSBC Bank runs in London. We determined at the time that while costs varied widely depending on the nature of the investing entity, most investors were paying between 1 and 5% per year of the value of their gold holdings to vault them in a secure manner. Second, we decided that among investment vehicles already in existence, sector ETFs were the most comparable to GLD. At the time, the average expense ratio for sector ETFs was a little above 60 basis points. Our 40 basis points per year of average daily net asset value seemed a reasonable compromise.

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Weiskopf: Now that BlackRock has lowered its expense ratio from 40 bps to 25, does GLD have any plans to follow suit?

George Milling-Stanley: That is a question that should be addressed to the GLD sponsor, World Gold Trust Services. I have not heard of any plans along those lines.

Weiskopf: Now that BlackRock has executed a 10 for 1 share split, making each IAU share represent approximately one hundredth of an ounce of gold, does GLD have any plans to follow suit?

George Milling-Stanley: That is a question that should be addressed to the GLD sponsor, World Gold Trust Services. I have not heard of any plans along those lines.

Weiskopf: Given that GLD is essentially a marriage between the commodity and the equity markets, how is GLD taxed? As an equity, or as a commodity?

George Milling-Stanley: For Long-Term Capital Gains Tax purposes, all gold products are taxed as collectibles. That means a 28 per cent rate applies to long-term capital gains on all gold investment products, including GLD shares. The authorities assigned gold to the collectibles category at a time when investment in gold was primarily confined to numismatic coins, which are deemed to give pleasure to the owner and are valued on criteria that are largely subjective. The 1997 Taxpayer Relief Act recognized the existence of gold bullion investment products, including coins such as the South African Krugerrand, the Canadian Maple Leaf and the American Eagle, together with gold bars and ingots, and removed these products from the collectibles category for IRAs and other retirement plans provided they met certain standards of purity and were stored by a qualified retirement plan trustee. However, the lawmakers did not see fit to grant gold bullion investment products a similar exemption from the collectibles category in respect of Long-Term Capital Gains Tax. This is an anomaly Congress created, and only Congress can fix.

Weiskopf: Thank you George for clarifying so many structural questions about GLD. It is always good to hear from a source who was there from the inception.

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Dan Weiskopf is the Portfolio Manager of Access ETF Solutions LLC whose Third Party Model ETF strategies are offered through IPI Wealth Management, Inc (IPI). IPI is an SEC registered investment advisor with its principal office located at 226 W. Eldorado St. Decatur, IL 62522 (217) 425-6340. Access ETF Solutions LLC was established in 2013 with a focus that Structure Matters in selecting ETFs. Access ETF Solutions LLC is not affiliated with IPI.

References to specific securities or market indexes are not intended as specific investment advice. All interviews have been approved for release by the individual and the individual’s affiliated firms and the Information is for Institutional Investors only. Readers are advised to read the full transcript of the interview including disclosures at http://accessetfsolutions.com/ or contact Dan Weiskopf at 212 628-4882.

Mr. Milling-Stanley is a consultant to State Street Global Markets, LLC, the Marketing Agent for the SPDR® Gold Trust.

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SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.